SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

March 2012

Commission File Number: 333-153452

ECOPETROL S.A.

(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69

BOGOTA – COLOMBIA

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

Decisions of the General Shareholder Meeting of Ecopetrol S.A.

Dividend approved by the 2012 Meeting of Shareholders

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) reports that the Meeting of Shareholders held March 22, 2012 in Bogota, approved payment of an ordinary dividend of two hundred sixty three Colombian pesos (COL$263) per share and an extraordinary dividend of thirty seven Colombian pesos (COL$37) per share, for a total dividend of three hundred Colombian pesos (COL$300) per share.

In response to the request of the minority shareholders and with the approval of the Ministry of the Treasury and Public Credit (representing the Nation as majority shareholder), and considering that the 2012 cash flow makes it financially viable, the Meeting for the first and only time approved a lump sum payment of the total dividend to minority shareholders beginning April 25.

The ordinary dividend payable to the Nation will be paid in three installments on April 25 and July 27, 2012, with the last payment between November 15, 2012 and January 15, 2013, according to the Company cash flow. The extraordinary dividend will be paid to the Nation in the twelve months following the date of the Meeting of Shareholders.

Pursuant to the latest amendment of the current Colombian regulation, the dividend will be paid to shareholders who are registered as holders of shares as of five trading days before the date of the respective payment.

Bogota, Colombia – March 23, 2012

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Ecopetrol is Colombia’s largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 50 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

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Contact us for any additional information:

Investor Relations

Alejandro Giraldo

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Mauricio Téllez

Phone: + 571-2345377

Fax: +571-2344480

Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 23, 2012

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer